Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On November 16, 2016, as a change in the form of his beneficial ownership, Robert J. Fisher received 595,475 shares for no consideration from a trust for which he is trustee and beneficiary which he transferred for no consideration to another trust for which he is trustee and beneficiary.  On December 9, 2016, Robert J. Fisher transferred by gift (i) 103,000 shares to a charitable organization and (ii) 202,500 shares to a trust organized exclusively for charitable purposes for which he is a trustee. On December 16, 2016, Robert J. Fisher transferred 3,396 shares by gift and each of Robert J. Fisher and his spouse received a gift of 566 shares.

A trust organized exclusively for charitable purposes for which Robert J. Fisher is a trustee sold:  600,000 shares at $25.71 per share(1)  on November 22, 2016; 226,485 shares at $26.14 per share(2) on December 9, 2016; and 2,500 shares at $26.00 per share(3) on December 12, 2016.

On December 31, 2016, Fisher Core Holdings L.P., a partnership of which Robert J. Fisher was a general partner, distributed limited liability company interests of FCH TBME LLC representing interests in 27,000,000 shares of Common Stock held by FCH TBME LLC to partners of Fisher Core Holdings L.P., including to Robert J. Fisher and entities beneficially owned by Robert J. Fisher.

(1)  Represents the weighted-average price at which shares were sold within a range between $25.21 and $25.94.

(2)  Represents the weighted-average price at which shares were sold within a range between $25.75 and $26.61.

(3)  Represents the weighted-average price at which shares were sold within a range between $26.00 and 26.01.

The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1)-(3).